Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

November 10, 2010

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the closing today of the acquisition of all the real estate interests including the original mill and infrastructure and underlying royalties and bonuses which were associated with the Real de Catorce Silver Project in San Luis Potosi State, Mexico

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

November 10, 2010

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

Toronto Stock Exchange – FR	November 10, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic Completes Acquisition of Surface Rights, Royalties and
Infrastructure at Real de Catorce Silver Project

VANCOUVER, November 10, 2010 - First Majestic Silver Corp. ("First Majestic") (TSX: FR) is pleased to announce the closing today of the acquisition of all the real estate interests including the original mill and infrastructure and underlying royalties and bonuses which were associated with the Real de Catorce Silver Project in San Luis Potosi State, Mexico.

The total purchase price of US$3,000,000 consists of US$1,500,000 cash and the issuance of US$1,500,000 in common shares of First Majestic equalling 152,798 shares at a deemed price of $9.91 per share based on the volume weighted average of the past five days trading. The package includes title to all of the land underlying the Santa Ana Hacienda located within the Real de Catorce property, together with all associated buildings and certain historic geological and proprietary mining information relating to the project.

The Real de Catorce Silver Mine which was acquired in November 2009, had been subject to a 3% net smelter royalty (“3% NSR”), of which 1.75% could be acquired for a total price of US$1.75 million, if paid prior to March 15, 2014, otherwise the total purchase price would increase to US$2.1 million. In addition, the previous owner (Normabec) had agreed to acquire the surface rights, the buildings located thereon which cover the location of the previous mining operations, and all technical and geological information, in consideration for a single payment of US$1.2 million to be made by December 2010. The Company was also obligated upon commencement of commercial production, to pay an additional US$200,000 to the previous owner.

The acquisition by the Company today replaces the above mentioned total cash payments of between $3.15 and $3.4,with a total purchase price of US$3.0 million in cash and shares, and removes entirely any future NSR on the Real de Catorce project.

The Company is currently evaluating its alternatives for future production in the area, including the evaluation of past exploration works in order to plan for future underground development, mining and processing plant alternatives. In the meantime, the Company is planning to rehabilitate the Santa Ana Hacienda for the purpose of opening a mining museum to help the community create new jobs and increase the economic opportunities in the area.

The shares issued in this agreement will be subject to a four month hold period from the date of issuance under applicable Canadian securities laws.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and  the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.